Exhibit 21.1

LIST OF SUBSIDIARIES OF HARBOR GLOBAL COMPANY LTD.

SUBSIDIARIES

Company:	Jurisdiction:
Harbor Global II Ltd.	Bermuda
HGC Ltd.	Bermuda
HGCL Ltd.	Bermuda
Pioneer Forest, Inc.	Delaware
PREA, Inc.	Delaware
PREA, L.L.C.	Delaware
Pioglobal Goldfields II Limited	Guernsey
Closed Joint-Stock Company “Pioneer Investments”	Russia
Pioglobal Omega, L.L.C.	Delaware
Luscinia, L.L.C.	Delaware
Theta Enterprises, L.L.C.	Delaware
PIOGLOBAL Real Estate Investment Fund	Russia
Pioglobal First Russia, Inc.	Delaware
Closed Joint-Stock Company “PIOGLOBAL Services”	Russia
Closed Joint-Stock Company “PIOGLOBAL Asset Management”	Russia
Closed Joint-Stock Company “Pioneer Securities”	Russia
PIOGlobal Corporation	Delaware
Closed Joint-Stock Company “SN-Projekt”	Russia
Maltica Investments Ltd.	Cyprus
Anabasis Enterprises Ltd.	Cyprus
Eutychia Ltd.	Cyprus
PGAM Ltd.	Cyprus
PIOGLOBAL AM	BVI